Exhibit 99.1
Grab To Consolidate Superbank, Deepening Financial Services Commitment in Indonesia
SINGAPORE, May 20, 2026 – Grab Holdings Limited (NASDAQ: GRAB) ("Grab") today announced that it will consolidate PT Super Bank Indonesia Tbk (IDX: SUPA) ("Superbank") following the transfer of Singtel Alpha Investments Pte. Ltd.'s shareholding in Superbank to GXS Bank Pte. Ltd. ("GXS Bank"), Grab's digital banking subsidiary and joint venture with Singtel. Upon completion of the transfer currently expected in May 2026, Grab's combined direct and indirect shareholding in Superbank will increase to over 50%, and Superbank's financial results will be consolidated into Grab's Financial Services segment.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements regarding Grab's goals, targets, projections, guidances (or reaffirmation thereof), outlooks, beliefs, expectations, strategy and plans. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to successfully consolidate and integrate Superbank; Grab's ability to grow at the desired rate or scale and its ability to manage its growth; its ability to successfully execute its growth strategies; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab's annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).
Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.